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July 22, 2005

VIA EDGAR AND FEDERAL EXPRESS

Lesli Sheppard
Senior Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

  Re:
  Rockwood Holdings, Inc. Registration Statement on Form S-1
  File No. 333-122764

Ladies and Gentlemen:

        On behalf of Rockwood Holdings, Inc. (the "Company"), we hereby submit for your review Amendment No. 4 ("Amendment No. 4") to the above-referenced registration statement (the "Registration Statement") of the Company originally filed with the Securities and Exchange Commission (the "Commission") on February 11, 2005, pursuant to the Securities Act of 1933, as amended. An electronic version of Amendment No. 4 has been concurrently filed with the Commission through the Commission's electronic data gathering, analysis and retrieval ("EDGAR") system. We have enclosed four copies of Amendment No. 4, which have been marked to show changes made to the Registration Statement.

        In addition, we are providing the following responses to the comments contained in the comment letter of the staff of the Commission (the "Staff") to the Company, dated July 22, 2005, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 4, unless otherwise noted.

FORM S-1, AMENDMENT NUMBER TWO, FILED JUNE 28, 2005

1.
We note your responses to prior comments 1 and 2 in our letter dated July 13, 2005. Please revise the paragraph you added on page 29 of the registration statement in response to prior comment 2 to include disclosure that certain of your subsidiaries conduct business in, and with entities owned by the government of, Iran, which is a nation subject to US economic sanctions and identified by the US government as a state sponsor of terrorism.

          In response to the Staff's comment, the Company has revised the disclosure on pages 29 and 30 accordingly.

2.
With the addition of the paragraph you added on page 29 and the further disclosure requested above, it appears that it would be appropriate to insert "and global" between "local" and "business risks" in the heading of the risk factor in which the referenced paragraph appears, or to otherwise modify the heading so that it is descriptive of the risks described in the new paragraph.

          In response to the Staff's comment, the Company has revised the heading of the risk factor on page 29 accordingly.

3.
To assist you in planning the offering, please be advised that we will review the underwriting agreement and remaining exhibits when they are filed and may have comments on them or on related disclosure in the prospectus. Please allow sufficient time for staff review prior to requesting acceleration of effectiveness.

          The Company notes the Staff's comment and will provide the underwriting agreement and remaining exhibits to the Commission as soon as they are available and will allow sufficient time for the Staff to review prior to requesting acceleration of effectiveness.

Underwriting, page 221

4.
Revise the disclosure in the third sentence of the second full paragraph on page 222 to identify all material factors considered in determining the offering price and to eliminate the suggestion that you have only included some of the factors. See Item 505(a) of Regulation S-K.

          In response to the Staff's comment, the Company has revised the disclosure on page 223 accordingly.

5.
Please provide us with a copy of the materials that will be distributed to potential recipients of directed shares. We note your response to our comment 75 in our letter dated February 11, 2005.

          The Company notes the Staff's comment and will provide the materials as soon as they are available.

Exhibit 5.1

6.
Please have counsel revise to delete the qualification found in (1) in the fourth paragraph.

          In response to the Staff's comment, counsel has deleted the qualification found in (1) in the fourth paragraph of its opinion to the Company.

7.
Please have counsel revise the qualification found in (2) in the fourth paragraph to clarify that that the applicable definitive underwriting agreement is the underwriting agreement filed as an exhibit to the Registration Statement.

          In response to the Staff's comment, counsel has revised the qualification found in (2) in the fourth paragraph to clarify that the applicable definitive underwriting agreement is the underwriting agreement filed as an exhibit to the Registration Statement.

        Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff's comments.

        Please call me (212-455-2758) or Scott Fisher (212-455-2456) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ ROXANE F. REARDON Roxane F. Reardon
cc:
Jennifer R. Hardy—Securities and Exchange Commission
Rufus Decker—Securities and Exchange Commission
Nudrat Salik—Securities and Exchange Commission
Thomas J. Riordan—Rockwood Holdings, Inc.

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FORM S-1, AMENDMENT NUMBER TWO, FILED JUNE 28, 2005